

December 13, 2021

Martin Lehr
Chief Executive Officer
Context Therapeutics Inc.
3675 Market Street, Suite 200
Philadelphia, Pennsylvania 19104

   Re: Context Therapeutics Inc.
     Registration Statement on Form S-1
     Filed December 10, 2021
     File No. 333-261599

Dear Mr. Lehr:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Chris Edwards at 202-551-6761 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Ben A. Stacke, Esq.